

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2014

Via E-mail
Mr. Thomas A. McCarthy
Executive Vice President and CEO
Cigna Corporation
900 Cottage Grove Road
Bloomfield, CN 06002

Re: Cigna Corporation
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 27, 2014
File No. 001-08323

Dear Mr. McCarthy:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                                    Sincerely,

                                                    /s/ Andrew Mew

                                                    Andrew Mew
                                                    Accounting Branch Chief